SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20059



                          SCHEDULE 13G


           Under the Securities Exchange Act of 1934

                       (Amendment No. 1 )






NAME OF ISSUER:  Merchants Group Inc.


TITLE OF CLASS OF SECURITIES:         Merchants Group Inc.
                                      Common Stock




CUSIP NUMBER:      588539-106





Check the following box if a fee is being paid with this statement: [ ]

CUSIP NO.  588539-100



(1)   Names of Reporting Persons       MELLON BANK CORPORATION
      SS or IRS Identification Nos.         IRS No. 25-1233834
      of Above Persons


(2)   Check the Appropriate Box        (a)
      if a Member of a Group
      (See Instructions)               (b)


(3)   SEC Use Only


(4)   Citizenship or Place                        United States
      of Organization


Number of Shares   (5)  Sole Voting
Beneficially            Power            396,000
Owned by Each
Reporting Person
With               (6)  Shared Voting
                        Power               0

                   (7)  Sole
                        Dispositive
                        Power            195,000

                   (8)  Shared
                        Dispositive
                        Power            205,000


(9)   Aggregate Amount Beneficially
      Owned by Each Reporting Person     400,000


(10)  Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares (See Instructions)


(11)  Percent of Class Represented            12.67
      by Amount in Row (9)


(12)  Type of Reporting Person         HC
      (See Instructions)







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               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13G
        (Under the Securities and Exchange Act of 1934)

Item 1(a)          Name of Issuer:

                   Merchants Group Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

                   250 Main Street
                   Buffalo, NY 14202

Item 2 (a)  Name of Person Filing:

                   Mellon Bank Corporation and its
                   Subsidiaries (including but not limited to the Subsidiaries of The Boston Company, Inc.
                   and The Dreyfus Corporation) as listed on
                   Exhibit I

Item 2(b)   Address of Principal Business Office, or if None,
            Residence:

                   Mellon Bank Corporation
                   One Mellon Bank Center
                   Pittsburgh, Pennsylvania  15258

Item 2(c)   Citizenship:

                   United States

Item 2(d)   Title of Class of Securities:

                   Merchants Group Inc. Common Stock

Item 2(e)   CUSIP Number:

                   588539-106

Item 3             If this statement is filed pursuant to Rules
                   13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)    [ ]  Broker or Dealer registered under
                        Section 15 of the Act.
            (b)    [ ]  Bank as defined in Section 3(a)(6) of
                        the Act.







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SCHEDULE 13G  (Continued)


             (c)  [ ]   Insurance Company as defined in Section
                        3(a)(19) of the Act.
             (d)  [ ]   Investment Company registered under
                        Section 8 of the Investment Company Act.
             (e)  [ ]   Investment Advisor registered under
                        Section 203 of the Investment Advisers
                        Act of 1940.
             (f)  [ ]   Employee Benefit Plan, Pension Fund
                        which is subject to the provisions of
                        the Employee Retirement Income Security
                        Act of 1974 or Endowment Fund; see
                        Section 240.13d-1(b)(1)(ii)(F).
             (g)  [X]   Parent Holding Company, in accordance
                        with Section 240.13-d(1)(b)(ii)(G).
                        (Note:  See Item 7)
             (h)  [ ]   Group, in accordance with Section
                        240.13d(1)(b)(ii)(H).

Item 4  Ownership:

        (a)  Amount beneficially owned:             400,000*
             * See Exhibit II (C).

        (b)  Percent of class:                         12.67

        (c)  Number of shares as to
             which person has:

          (i)     Sole power to vote or
                  to direct the vote:               396,000

                  Shared power to vote
                  or to direct the vote:               0

         (iii)    Sole power to dispose
                  or to direct the
                  disposition of shares:            195,000

         (iv)     Shared power to dispose
                  or to direct the
                  disposition of shares:            205,000

Item 5  Ownership of Five Percent or Less of a Class:

             N/A











SCHEDULE 13G  (Continued)


Item 6  Ownership of More than Five Percent on Behalf of
        Another Person:

             All of the securities are beneficially owned by Mellon Bank Corporation and subsidiaries in their various fiduciary capacities. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is 0 .

Item 7  Identification and Classification of the Subsidiary
        Which Acquired the Security Being Reported by the
        Parent Holding Company:

             This Schedule is filed on behalf of Mellon Bank Corporation and its Subsidiaries (including but not limited to the Subsidiaries of The Boston Company, Inc. and The Dreyfus Corporation) as listed on Exhibit I

Item 8  Identification and Classification of Members of the
        Group:

             N/A

Item 9  Notice of Dissolution of Group:

             N/A

Item 10 Certification:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   September 16, 1994

MELLON BANK CORPORATION

By /s/ Michael E. Bleier
  Michael E. Bleier
  General Counsel


                            EXHIBIT I



The shares reported on the attached Form 13G are held by the following subsidiaries of Mellon Bank Corporation (including but not limited to the Subsidiaries of The Boston Company, Inc. and The Dreyfus Corporation) as marked (X):


(A)     (X) Boston Safe Deposit and Trust Company
            Boston Safe Deposit and Trust Company of California
            Boston Safe Deposit and Trust Company of New York
        (X) Mellon Bank, N.A.
            Mellon Bank (Delaware) National Association
            Mellon Bank (MD)

(B)         Franklin Portfolio
            Laurel Capital Advisors
            Mellon Capital Management Corporation
            Mellon Equity Advisors
        (X) The Boston Company Advisors, Inc.
            The Boston Company Financial Strategies, Inc.
        (X) The Boston Company Asset Management, Inc.

(C)     (X) The Dreyfus New Leaders Fund
        (X) The Dreyfus Focus Fund Small Company Portfolio


        The Item 3 classification of each of the subsidiaries listed under (A) above is "Item 3(b) Bank as defined in Section
3(a)(6) of the Act."


        The Item 3 classification of each of the subsidiaries listed under (B) above is "Item 3 (e) Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940."


        The Item 3 classification of each of the subsidiaries listed under (C) above is "Item 3 (d) Investment Company registered under Section 8 of the Investment Company Act."

                           EXHIBIT II



(A) Mellon Bank, N.A. is the trustee of the issuer's employee benefit plan (the "Plan") which is subject to ERISA. The securities reported include all shares held of record by Mellon Bank, N.A. as trustee of the Plan. The reporting person, however, disclaims beneficial ownership of all shares that have been allocated to the individual accounts of employee participants in the Plan for which directions have been received and followed.



(B) This number includes securities not outstanding which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days.



(C) The filing of this Schedule 13G shall not be construed as an admission that Mellon Bank Corporation, or its subsidiaries and affiliates, including Mellon Bank, N.A., are, for the purposes of this Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Schedule 13G.
























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